

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Raymond Meyers
Chief Executive Officer
Internet Media Services, Inc.
1434 6th Street, Suite 9
Santa Monica, California 90401

> **Re: Internet Media Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 26, 2010**
> **File No. 333-165972**

Dear Mr. Meyers:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please label Legalstore.com as "Predecessor" for all of its financial statements presented throughout the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

For the Quarter Ended March 31, 2010
For the Year Ended December 31, 2009

2. Refer to December 31, 2009 operating results discussion. We note your discussion of the operating results by adding the operating results of the Predecessor period of January 1, 2009 to October 8, 2009 and the Successor period from October 9, 2009 through December 31, 2009. Note that if your combined financial information were derived from merely combining financial information in the pre and the post transaction periods

without reflecting all relevant pro forma adjustments, we believe that such discussion of their results of operations is inappropriate. If you determined that a supplemental discussion in MD&A based on pro forma financial information is appropriate and will enhance the discussion, then the pro forma financial information should be included in the filing. Also, disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such presentation.

3. Refer to March 31, 2010 operating results discussion. We note your comparing predecessor and successor periods in your operating results discussion for the most recent interim period. Note that such presentation or discussion is not appropriate. As such, we believe you should provide standalone post transaction historic operating results discussion in accordance with Item 303 (a) of Regulation S-K and supplemented it with a similar pro forma operating results discussion as indicated above. Please revise.

4. We note your revised disclosure and response to comment 11 of our letter dated July 19, 2010. After addressing the above comments in MD&A's discussion of operating results, please specially identify the dollar amount of the change between comparative periods being presented along with an explanation of the factors behind the significant changes. Refer to Item 303(a) of Regulation S-K.

Unaudited Financial Statements – Internet Media Services – March 31, 2010

Balance Sheet, page F-3

5. Please present the most recent audited balance sheet as of December 31, 2009 along side your unaudited balance sheet for the most recent interim period. Refer to Article 8 of Regulation S-X.

Audited Financial Statements – Internet Media Services, Inc. – December 31, 2009

Statement of Operations, page F-10

6. We note you present a single total for general and administrative expenses for all periods presented. Please revise to present separately each cost and expense category that exceeds 20% of gross revenues, as appropriate. If applicable, please revise the financial statement for the most recent interim period presented, as appropriate. Refer to Rule 8-03 of Regulation S-X.

Item 13. Other Expenses of Issuance and Distribution, page 31

7. Please revise the table to reflect the new registration fee.

Signatures

8. Please supplementally confirm that your Treasurer is your principal financial officer. If he is not, please revise your signature page to include the signature of your principal financial officer.

Exhibits

9. Please ensure that you file all schedules and exhibits to the exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K. As an example only, we note that you have not provided the schedules and exhibits to your Asset Purchase Agreement filed as Exhibit 10.2 to the Form S-1. Please review the agreements filed as exhibits to the Form S-1, and re-file complete agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
        Via Facsimile (303-770-7257)